Wells Fargo Funds Trust
File Nos. 333-74295; 811-09253

Application For Withdrawal of Post-Effective Amendment No. 37

            In connection with the registration of Wells Fargo Funds Trust (the "Trust") under the Investment Company Act of 1940, and the issuance of securities by it under the Securities Act of 1933, and pursuant to Rule 477 under the Securities Act of 1933, the Trust hereby submits an Application (the "Application") for Withdrawal of its Post-Effective Amendment No. 37, filed June 13, 2002, Accession No. 0000898430-02-002320.

            Post-Effective Amendment No. 37 was filed to register a new series of the Trust, the Large Cap Value Fund. Subsequent to this filing, management has determined that an adequate market does not currently exist in its Fund's product arena to make the launch of the Trust's Large Cap Value Fund economically viable. Post-Effective Amendment No. 37 was scheduled to become effective on August 30, 2002, but has been delayed by Post-Effective Amendment No. 42 (accession # 0000925421-02-000049) to September 26, 2002, by Post-Effective Amendment No. 44 (accession # 0000925421-02-000058) to October 26, 2002, by Post-Effective Amendment No. 47 (accession # 0000925421-02-000066) to November 25, 2002, and by Post-Effective Amendment No. 51 (accession # 0000925421-02-000073) to December 25, 2002, and has not yet become effective. No public offering of these securities has commenced and no securities for this series have been sold.

            Registrant also hereby requests that an order be issued granting its Application for Withdrawal of Post-Effective Amendment No. 37 as soon as is practicable.

WELLS FARGO FUNDS TRUST

BY: /s/ Christopher R. Bellonzi
Christopher R. Bellonzi
Assistant Secretary, and as Attorney-in-Fact for
Michael J. Hogan, President